EXHIBIT 99.5: PRESS RELEASE
LDK Solar to Present at the Credit Suisse Future of Energy Conference 2010
XINYU CITY, China and SUNNYVALE, Calif., May 21, 2010 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today announced that members of its management team will present at the following conference:

Event:	Credit Suisse Future of Energy Conference 2010
Date:	June 4, 2010
Time:	9:15 a.m. Eastern Time
Location:	Mandarin Oriental Hotel, Washington D.C.
A live and recorded webcast of LDK Solar’s presentation will be available on the Investor Relations section of the Company’s website at www.ldksolar.com.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multi crystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multi crystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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